UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 3, 2022 (February 2, 2022)

CHW Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40764	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2 Manhattanville Road

Suite 403

Purchase, New York 10577

(Address of principal executive offices, including zip code)

(914) 603-5016

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 par share, and one Redeemable Warrant	CHWAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share, included as part of the Units	CHWA	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units, each warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	CHWAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

Business Combination Agreement

Overview

On February 2, 2022, CHW Acquisition Corporation, a Cayman Islands exempted company (“CHW”), CHW Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of CHW (“Merger Sub”), and Wag Labs, Inc., a Delaware corporation (“Wag”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, and subject to the terms and conditions contained therein, the business combination of CHW, Merger Sub and Wag (the “Business Combination”) will be effected. The terms of the Business Combination Agreement, which contain customary representations and warranties, covenants, closing conditions, termination provisions, and other terms relating to the Business Combination, are summarized below. The combined company’s business will continue to operate through Wag.

The Business Combination will be effected in two steps: (i) on the Domestication Closing Date, CHW will domesticate as a Delaware corporation (the “Domestication” and following the Domestication, CHW is referred to herein as “New Wag”); and (ii) on the Acquisition Closing Date, Merger Sub will merge with and into Wag, with Wag surviving the merger as a wholly owned subsidiary of New Wag (the “Acquisition Merger”).

Concurrently with the Domestication, CHW will adopt and file a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which CHW will change its name to Wag! Group Co., and adopt bylaws. At least one business day, but no more than two business days, after the Domestication, and no later than three business days following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Acquisition Closing, but subject to the satisfaction or waiver of those conditions at such time), the Acquisition Merger will be consummated by the filing of a certificate of merger with the Secretary of State of the State of Delaware.

Conversion of Securities

Upon the Domestication Closing, by virtue of the Domestication and without any action on the part of CHW, Merger Sub, Wag, or the holders of any of CHW’s or Wag’s securities:

•	each then-outstanding share of CHW common stock will be canceled and converted into one share of New Wag common stock;

•	each then-outstanding CHW warrant will be assumed and converted automatically into a New Wag warrant; and

•	each then-outstanding CHW unit will be canceled and converted into one unit of New Wag, representing one share of New Wag common stock and one New Wag warrant.

On the Acquisition Closing Date and immediately prior to the Acquisition Merger Effective Time, each then-outstanding share of Wag preferred stock (excluding Series P Preferred Stock of Wag) will convert automatically into a number of shares of Wag common stock at the then-effective conversion rate in accordance with the terms of the existing Wag charter. Each share of Wag preferred stock (excluding Series P Preferred Stock of Wag) is expected to convert in connection with the Conversion on a one-for-one basis into a share of Wag common stock.

At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of New Wag, Merger Sub, Wag, or the holders of the following securities:

•	each then-outstanding share of Wag common stock (including shares of Wag common stock resulting from the Conversion) will be canceled and converted into (a) the right to receive a number of shares of New Wag common stock equal to the Exchange Ratio and (b) the contingent right to receive Earnout Shares as additional consideration;

•	all shares of Wag common stock and Wag preferred stock held in the treasury of Wag will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

•	each then-outstanding share of Series P Preferred Stock of Wag shall be canceled and converted into the right to receive a number of shares of New Wag common stock equal to the Series P Exchange Ratio;

•	each then-outstanding share of Merger Sub Common Stock will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of New Wag common stock;

•	New Wag will issue a number of shares of New Wag common stock that is less than or equal to 300,000 shares of New Wag to the persons and in the amounts determined in accordance with the Business Combination Agreement (the “Wag Community Shares”);

•	each then-outstanding and unexercised warrant to purchase shares of Wag common stock (each, a “Wag Warrant”) will automatically be assumed and converted into a warrant to purchase a number of shares of New Wag common stock equal to the product of (x) the number of shares of Wag common stock subject to such Wag warrant and (y) the Exchange Ratio, at an exercise price per share of New Wag common stock equal to (i) the exercise price per share of such Wag Warrant divided by (ii) the Exchange Ratio;

•	each then-outstanding and unexercised options to purchase shares of Wag common stock (each, a “Wag Option”), whether or not vested, will be assumed and converted into (a) an option to purchase a number of shares of New Wag common stock equal to the product of (x) the number of shares of Wag common stock subject to such Wag Option and (y) the Exchange Ratio, at an exercise price per share of New Wag common stock equal to (i) the exercise price per share of such Wag Option immediately prior to the Acquisition Merger Effective Time divided by (ii) the Exchange Ratio (which option will remain subject to the same vesting terms as such Wag Option) and (b) the contingent right to receive Earnout Shares as additional consideration; and

•	each then-outstanding restricted stock unit award covering shares of Wag common stock (each, a “Wag RSU Award”), will be assumed and converted into (a) an award covering a number of shares of New Wag common stock (rounded down to the nearest whole number) equal to the product of (x) the number of shares of Wag common stock subject to such award immediately prior to the Acquisition Merger Effective Time and (y) the Exchange Ratio (which award will remain subject to the same vesting and repurchase terms as such Wag RSU Award) and (b) the contingent right to receive Earnout Shares as additional consideration.

The “Exchange Ratio” means the following ratio (rounded to ten decimal places): (i) the Company Merger Shares divided by (ii) the Company Outstanding Shares.

Earnout

During the Earnout Period, and as additional consideration for Wag’s interest acquired in connection with the Business Combination, within five business days after the occurrence of the Triggering Events described below, New Wag will issue or cause to be issued to (i) each holder, as of immediately prior to the Acquisition Merger Effective Time, of (a) a share of Wag common stock (after taking into account the Conversion), or (b) a Wag Option or a Wag RSU Award (each, an “Eligible Wag Equityholder”), with respect to each such triggering event, the following shares of New Wag common stock (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to New Wag common stock occurring after the Acquisition Closing) (the “Earnout Shares”) and (ii) the holders of certain restricted stock units of Wag (“Management Earnout RSUs”), with respect to each such triggering event, the following shares of New Wag common stock (which will be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to New Wag common stock occurring after the Acquisition Closing) (the “Management Earnout Shares”), in each case, upon the terms and subject to the conditions set forth in the Business Combination Agreement and the ancillary agreements thereto:

•	upon the occurrence of Triggering Event I, a one-time issuance of 3,333,333 Earnout Shares to the Eligible Wag Equityholders and 1,666,667 Management Earnout Shares to the holders of Management Earnout RSUs;

•	upon the occurrence of Triggering Event II, a one-time issuance of 3,333,333 Earnout Shares to the Eligible Wag Equityholders and 1,666,667 Management Earnout Shares to the holders of Management Earnout RSUs; and

•	upon the occurrence of Triggering Event III, a one-time issuance of 3,333,334 Earnout Shares to the Eligible Wag Equityholders and 1,666,666 Management Earnout Shares to the holders of Management Earnout RSUs.

Each triggering event described above will only occur once, if at all, and in no event will the Eligible Wag Equityholders and the holders of Management Earnout RSUs be entitled to receive more than an aggregate of 10,000,000 Earnout Shares and 5,000,000 Management Earnout Shares, respectively. “Triggering Event I” means the date on which the daily volume-weighted average sale price of one share of New Wag common stock quoted on the Nasdaq Capital Market (“Nasdaq”) (or the exchange on which the shares of New Wag common stock are then listed) is greater than or equal to $12.50 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period within the Earnout Period. “Triggering Event II” means the date on which the daily volume-weighted average sale price of one share of New Wag common stock quoted on the Nasdaq (or the exchange on which the shares of New Wag common stock are then listed) is greater than or equal to $15.00 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period within the Earnout Period. “Triggering Event III” means the date on which the daily volume-weighted average sale price of one share of New Wag common stock quoted on the Nasdaq (or the exchange on which the shares of New Wag common stock are then listed) is greater than or equal to $18.00 for any twenty (20) Trading Days (which may or may not be consecutive) within any thirty (30) consecutive Trading Day period within the Earnout Period.

If, during the Earnout Period, there is a change of control pursuant to which New Wag or its stockholders have the right to receive consideration implying a value per share of New Wag common stock (as agreed in good faith by CHW Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and the New Wag Board) of:

•	less than $12.50, then no Earnout Shares or Management Earnout Shares will be issuable;

•	greater than or equal to $12.50 but less than $15.00, then, (a) immediately prior to such change of control, New Wag will issue 3,333,333 shares of New Wag common stock (less any Earnout Shares issued prior to such change of control) to the Eligible Wag Equityholders with respect to the change of control, (b) immediately prior to such change of control, New Wag will issue 1,666,667 shares of New Wag common stock (less any Management Earnout Shares issued prior to such change of control) to the holders of Management Earnout RSUs with respect to the change of control, and (c) no further Earnout Shares or Management Earnout Shares will be issuable;

•	greater than or equal to $15.00 but less than $18.00, then, (a) immediately prior to such change of control, New Wag will issue 6,666,666 shares of New Wag common stock (less any Earnout Shares issued prior to such change of control) to the Eligible Wag Equityholders with respect to the change of control, (b) immediately prior to such change of control, New Wag will issue 3,333,334 shares of New Wag common stock (less any Management Earnout Shares issued prior to such change of control) to the holders of Management Earnout RSUs with respect to the change of control, and (c) no further Earnout Shares or Management Earnout Shares will be issuable; or

•	greater than or equal to $18.00, then, (a) immediately prior to such change of control, New Wag will issue 10,000,000 shares of New Wag common stock (less any Earnout Shares issued prior to such change of control) to the Eligible Wag Equityholders with respect to the change of control, (b) immediately prior to such change of control, New Wag will issue 5,000,000 shares of New Wag common stock (less any Management Earnout Shares issued prior to such change of control) to the holders of Management Earnout RSUs with respect to the change of control, and (c) no further Earnout Shares or Management Earnout Shares will be issuable.

The New Wag common stock price targets specified in the definitions of “Triggering Event I,” “Triggering Event II” and “Triggering Event III” will be equitably adjusted for stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to New Wag common stock occurring on or after the Acquisition Closing.

Warrant Proceeds

Following the Acquisition Closing, in the event that New Wag conducts a tender offer or other redemption, termination or cancellation of the assumed CHW warrants, each of (x) the CHW Founder Shareholders, collectively, and (y) certain members of New Wag's management, collectively, shall be entitled to receive five percent (5%) of any cash proceeds actually received by New Wag as a result of the exercise of any such assumed CHW warrants in connection with such redemption.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations and warranties and covenants of the parties thereto that are customary for transactions of this type. The representations and warranties in the Business Combination Agreement include, among others, those relating to, (a) entity organization and authority, (b) capitalization, (c) authorization to enter into the Business Combination Agreement, (d) legal compliance and approvals, (e) financial statements and liabilities, (f) absence of changes, (g) litigation, (h) employee benefit matters, (i) labor and employment matters, (j) real property, (k) intellectual property, (l) taxes, (m) material contracts, (n) in the case of Wag only, (1) data privacy and data protection, (2) environmental matters, (3) interested party transactions, and (4) insurance company matters, and (o) in the case of CHW only, (1) its public filings, (2) the PIPE and Backstop Investment (as defined below), (3) the Credit Facility (as defined below), and (4) its trust account. The covenants in the Business Combination Agreement are customary for transactions of this type and include, among others, those relating to, (a) pre-closing conduct of business by the parties, (b) financing efforts, (c) absence of claims against the trust account, (d) not to solicit or negotiate with third parties regarding alternative transactions and comply with certain related restrictions and to cease discussions regarding alternative transactions, (e) the filing of a registration statement on Form S-4 in connection with the Business Combination (the “Registration Statement”), and (f) cooperation in obtaining necessary approvals from governmental agencies.

No Survival

None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the closing (and there shall be no liability after the closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after the closing and then only with respect to any breaches occurring after the closing.

Conditions to Consummation of the Business Combination Agreement

General Conditions

The consummation of the Business Combination is conditioned upon, among other things, (a) receipt of the CHW’s shareholder approval and Wag’s stockholder approval, (b) effectiveness of the Registration Statement to be filed by CHW in connection with the Merger, no stop order having been issued by the U.S. Securities and Exchange Commissions (the “SEC”) remaining in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC remaining pending, (c) CHW having at least $5,000,001 of net tangible assets as described under the terms of the Business Combination Agreement, (d) the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, (e) receipt of conditional approval for listing on the Nasdaq Capital Market, or another national securities exchange mutually agreed to by the parties, of New Wag common stock, as of the Acquisition Closing Date, subject only to official notice of issuance, (f) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination, and (g) the Domestication Closing having been completed.

Wag’s Conditions to Closing

The obligations of Wag to consummate the Business Combination also are conditioned upon, among other things, (a) customary closing conditions, including, without limitation, CHW’s delivery of certain agreements, (b) CHW and Wag or any of its subsidiaries having cash on hand of at least $30,000,000 (pro forma for any payments required to be made in connection with the Business Combination), and (c) no material adverse event having occurred with respect to CHW.

CHW’s Conditions to Closing

The obligations of CHW to consummate the Business Combination are also conditioned upon, among other things, customary closing conditions, including, without limitation, Wag’s delivery of certain agreements and no material adverse event having occurred with respect to Wag or its subsidiaries.

Termination

The Business Combination Agreement allows the parties to terminate the Business Combination Agreement if certain customary conditions described in the Business Combination Agreement are not satisfied, including, without limitation, each party’s right to terminate, subject to certain limited exceptions, if the Business Combination is not consummated by August 8, 2022.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except as set forth in Section 7.05(b), Article IX and Article X of the Business Combination Agreement, or in the case of termination subsequent to a willful and material breach of the Business Combination Agreement by a party thereto or in the case of fraud.

The foregoing summary of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Lock-Up Agreement

In connection with entering into the Business Combination Agreement, on February 2, 2022, CHW and the Key Wag Stockholders entered into a Lock-Up Agreement (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, approximately 70% of the aggregate issued and outstanding securities of New Wag will be subject to the restrictions described below from the Acquisition Closing until the termination of applicable lock-up periods.

CHW and the Key Wag Stockholders agree not to, without the prior written consent of the Audit Committee of the New Wag Board and subject to certain exceptions, during the applicable lock-up period:

•	sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any shares of New Wag common stock held by it immediately after the Acquisition Merger Effective Time or issued or issuable to it in connection with the Acquisition Merger (including New Wag common stock acquired as part of the PIPE and Backstop Investment or issued in exchange for, or on conversion or exercise of, any securities issued as part of the PIPE and Backstop Investment), any shares of New Wag common stock issuable upon the exercise of options to purchase shares of New Wag common stock held by it immediately after the Acquisition Merger Effective Time, or any securities convertible into or exercisable or exchangeable for New Wag common stock held by it immediately after the Acquisition Merger Effective Time (the “Lock-Up Shares”);

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or

•	publicly announce any intention to effect any transaction specified in the foregoing clauses.

Pursuant to the Lock-Up Agreement, CHW and the Key Wag Stockholders agreed to the foregoing transfer restrictions during the period beginning on the Acquisition Closing Date and ending on the date that is the earlier of (x) 180 days after the Acquisition Closing Date and (y) the date on which New Wag completes a liquidation, merger, capital stock exchange, reorganization or other similar transactions that result in all of New Wag’s stockholders having the right to exchange their shares for cash, securities or other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, New Wag, the Sponsor, certain other shareholders of CHW and certain stockholders of Wag will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, New Wag will agree that, within 30 calendar days after the consummation of the Business Combination, it will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the other parties thereto (the “Resale Registration Statement”), and New Wag will use its commercially reasonable efforts to have such Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, certain holders can demand up to three underwritten offerings, and certain holders will be entitled to piggyback registration rights.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement, the form of which is attached as Exhibit 10.2 to this Current Report on Form 8-K, and is incorporated herein by reference.

PIPE and Backstop Subscription Agreements

In connection with entering into the Business Combination Agreement, on February 2, 2022, CHW entered into Subscription Agreements (the “Subscription Agreements”) with qualified institutional buyers (the “PIPE and Backstop Investors”), pursuant to which, among other things, the PIPE and Backstop Investors agreed to purchase an aggregate of 500,000 shares of common stock of CHW following the Domestication and immediately prior to the Acquisition Merger at a cash purchase price of $10.00 per share, resulting in aggregate proceeds of $5,000,000 million; provided, however, if the PIPE and Backstop Investors acquire shares of common stock of CHW in the open market between the date of the Subscription Agreements and the close of business on the third trading day prior to the special meeting of CHW’s shareholders called in connection with the Business Combination, then the required purchase amount shall be reduced on a share-for-share basis by the number of shares of common stock of CHW so acquired in the open market (the “PIPE and Backstop Investment”).

The Subscription Agreements contain customary representations, warranties, covenants and agreements of CHW and the PIPE and Backstop Investors. The Subscription Agreements include customary closing conditions which include (i) absence of any amendment or modification to the Business Combination Agreement that is material and adverse to the PIPE and Backstop Investors); and (ii) the right to terminate the Subscription Agreements if the transactions contemplated in the Business Combination Agreement have not been consummated by November 6, 2022, other than as a result of breach by the terminating party).

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the reference to the full text of the Subscription Agreements, copies of which are attached as Exhibit 10.3, 10.4 and 10.5 to this Current Report on Form 8-K, and are incorporated herein by reference.

CHW Founders Stock Letter

In connection with the execution of the Business Combination Agreement, the Sponsor, Mark Grundman and Jonah Raskas (collectively, the “CHW Founder Shareholders”) entered into that certain letter agreement (the “CHW Founders Stock Letter”) with CHW and Wag, pursuant to which, among other things, CHW, Wag, and the CHW Founder Shareholders agreed, with respect to 360,750 Founder Shares (as defined below) (the “Forfeiture Shares”), during the period commencing on the date of the Business Combination Agreement and ending on the earlier of (A) the date that is three years after the Acquisition Closing, (B) the date on which the Forfeiture Shares are no longer subject to forfeiture, (C) subsequent to the Acquisition Closing, the consummation of a liquidation, merger, share exchange or other similar transaction that results in all of the New Wag stockholders having the right to exchange their shares for cash, securities or other property, and (D) the valid termination of the Business Combination Agreement, the Sponsor will not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any Forfeiture Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Forfeiture Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clauses (i) or (ii), subject to certain exceptions.

The number of Forfeiture Shares subject to potential forfeiture will be determined as follows:

•	upon the occurrence of Triggering Event I, within the time period beginning on the Acquisition Closing Date and ending on the three-year anniversary of the Acquisition Closing Date, then 120,250 Forfeiture Shares will no longer be subject to forfeiture;

•	upon the occurrence of Triggering Event II, within the time period beginning on the Acquisition Closing Date and ending on the three-year anniversary of the Acquisition Closing Date, then an additional 120,250 Sponsor Forfeiture Shares will no longer be subject to forfeiture; and

•	upon the occurrence of Triggering Event III, within the time period beginning on the Acquisition Closing Date and ending on the three-year anniversary of the Acquisition Closing Date, then an additional 120,250 will no longer be subject to forfeiture, and no Forfeiture Shares will thereafter be subject to forfeiture.

On the date that is the three-year anniversary of the Acquisition Closing Date, the Sponsor will forfeit all Forfeiture Shares which remain subject to forfeiture, if any.

The CHW Founder Shareholders also agreed to (i) comply with the non-solicitation and certain other provisions in the Business Combination Agreement; (ii) vote all ordinary shares, par value $0.0001 per share, of CHW (for all periods prior to the completion of the Domestication, “Founders Shares”) held by the Sponsor in favor of the Condition Precedent Proposals and in favor of the adoption and approval of the Business Combination Agreement and the Business Combination; and (iii) forfeit to CHW for cancellation for no consideration, (A) 15% of the Founders Shares and the warrants to purchase ordinary shares of CHW, with each whole warrant exercisable for one ordinary share of CHW at an exercise price of $11.50 (prior to the Domestication, “Founders Warrants” and together with Founders Shares, collectively, “Founders Equity”) indirectly owned by Jonah Raskas and Mark Grundman, if the aggregate amount of cash proceeds made available from CHW’s trust account to New Wag at the Acquisition Merger Closing, after giving effect to the payment of any cash proceeds required to satisfy exercises of certain redemption rights provided for in CHW’s Memorandum and Articles of Association (but before the payment of any unpaid transaction expenses), is less than 10% of the funds in CHW’s trust account as of the date of the CHW Founders Stock Letter, and (B) 20,000 shares of the Founders Equity, if 300,000 Wag Community Shares are issued in accordance with the Business Combination Agreement. The composition of such 15% of the Founders Equity (i.e., the number of Founders Shares and the number of Founders Warrants as of the date of the CHW Founders Stock Letter) subject to forfeiture will be determined in the CHW Founder Shareholders’ sole discretion. In accordance with the CHW Founders Stock Letter, CHW expects the CHW Founder Shareholders to vote their shares in favor of all proposals being presented at the Special Meeting of CHW’s shareholders.

The foregoing description of the CHW Founders Stock Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the CHW Founders Stock Letter, a copy of which is attached as Exhibit 10.6 to this Current Report on Form 8-K, and is incorporated herein by reference.

Stockholder Support Agreement

Wag has delivered to CHW the Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which, among other things, the Key Wag Stockholders, whose ownership interests collectively represent the outstanding Wag common stock and Wag preferred stock (voting on an as-converted basis) sufficient to approve the Business Combination on behalf of Wag, will agree to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to execute and deliver the requisite consent of Wag’s stockholders holding shares of Wag common stock and Wag preferred stock sufficient under the Delaware General Corporation Law and Wag’s certificate of incorporation and bylaws to approve the Business Combination Agreement and the Business Combination, in the form of a written consent executed by the Key Wag Stockholders, within 48 hours of the Registration Statement on Form S-4 filed with the SEC in connection with the Business Combination becoming effective. The Stockholder Support Agreement will terminate upon the earliest to occur of (a) the Acquisition Merger Effective Time, (b) the date of the termination of the Business Combination Agreement, and (c) the effective date of a written agreement of CHW, Wag, and the Wag stockholders party thereto terminating the Stockholder Support Agreement (the “Expiration Time”). The Key Wag Stockholders also agreed, until the Expiration Time, to certain transfer restrictions (excluding the Conversion).

The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder Support Agreement, a copy of which is attached as Exhibit 10.7 to this Current Report on Form 8-K, and is incorporated herein by reference.

Financing Commitment Letter

In connection with entering into the Business Combination Agreement, on February 2, 2022, CHW entered into a definitive commitment letter (the “Commitment Letter”) with Blue Torch Capital LP (together with its affiliated funds and any other parties providing a commitment thereunder, including any additional lenders, agents, arrangers or other parties joined thereto after the date thereof, collectively, the “Debt Financing Sources”), pursuant to which, among other things, the Debt Financing Sources agreed to fund a $30 million senior secured term loan credit facility (the “Credit Facility”). The closing and funding of the Credit Facility will occur in connection with the closing of the transactions contemplated by the Business Combination Agreement, subject to the satisfaction or waiver of the conditions to funding set forth in the Commitment Letter. Upon closing, Wag will be the primary borrower under the Credit Facility, New Wag will be a parent guarantor and substantially all of Wag’s existing and future subsidiaries will be subsidiary guarantors (subject to certain customary exceptions). The Credit Facility will be secured by a first priority security interest in substantially all assets of Wag and the guarantors (subject to certain customary exceptions).

The Credit Facility will bear interest at a floating rate of interest equal to, at Wag’s option, LIBOR plus 10.00% per annum or the base rate plus 9.00% per annum, with the base rate defined as the greatest of (i) the prime rate announced by the Wall Street Journal from time to time, (ii) the federal funds effective rate plus 0.50% and (iii) one-month LIBOR plus 1.00%. LIBOR will be subject to a floor of 1.00% per annum, and the base rate will be subject to a floor of 2.00% per annum. The definitive documentation for the Credit Facility will include customary provisions for the replacement of LIBOR with an acceptable benchmark replacement rate if and when LIBOR is no longer available for borrowings under the Credit Facility. Interest will be payable in arrears at the end of each LIBOR interest period (but at least every three (3) months) for LIBOR borrowings and quarterly in arrears for base rate borrowings.

The Credit Facility will mature three (3) years after the date of closing and will be subject to quarterly amortization payments of principal, in an aggregate amount equal to 2.00% of the principal amount of the Credit Facility in the first year after closing, 3.00% of the principal amount of the Credit Facility in the second year after closing and 5.00% of the principal amount of the Credit Facility in the third year after closing. The remaining outstanding principal balance of the Credit Facility will be due and payable in full on the maturity date. In addition to scheduled amortization payments, the Credit Facility will contain customary mandatory prepayment provisions that will require principal prepayments of the Credit Facility upon certain triggering events, including receipt of asset sale proceeds outside of the ordinary course of business, receipt of certain insurance proceeds and receipt of proceeds of non-permitted debt. The Credit Facility may also be voluntarily prepaid at any time, subject to the payment of a prepayment premium equal to an interest make-whole payment plus 3.00% of the principal amount of such prepayment in the first year after closing, 2.00% of the principal amount of such prepayment in the second year after closing, and 0% thereafter.

The Credit Facility will contain customary representations and warranties, affirmative covenants, financial reporting requirements, negative covenants and events of default. The negative covenants included in the definitive documentation for the Credit Facility will impose restrictions on the ability of Wag, the guarantors and their subsidiaries to incur indebtedness, grant liens, make investments, make acquisitions, declare and pay restricted payments, prepay junior or subordinated debt, sell assets and enter into transactions with affiliates, in each case, subject to certain customary exceptions. In addition, the Credit Facility will require compliance with certain financial covenants, specifically a monthly minimum revenue covenant and a minimum liquidity covenant.

Upon closing of the Credit Facility, Blue Torch Capital LP (the “Initial Lender”) shall receive warrants to acquire shares of New Wag representing 5.0% of the issued and outstanding shares of New Wag with an exercise price equal to $11.50 per share (such warrants, the “Lender Warrants”). The Lender Warrants shall be issued pursuant to the SPAC Warrant Agreement (as defined in the Business Combination Agreement) and shall be subject to the terms and conditions thereof, as modified (whether reflected in the terms of the Lender Warrants issued on the closing date of the Business Combination, or in an amendment to or exchange for the Lender Warrants consummated after the closing date of the Business Combination) to provide that (i) the exercise period of the Lender Warrants will terminate on the earliest to occur of (x) the date that is ten years after completion of the Business Combination, (y) liquidation of New Wag, and (z) redemption of the Lender Warrants as provided in the SPAC Warrant Agreement, (ii) the Initial Lender will have the ability to net exercise the Lender Warrants (based on the fair value of the stock at the time of net exercise, fair value being equal to the public trading price at the time of exercise) on a cashless basis, (iii) Section 6 of the SPAC Warrant Agreement will be removed, (iv) the Initial Lender will receive the benefit of certain customary representations and warranties from New Wag, and (v) the Lender Warrants will not be required to be registered under the Securities Act of 1933, as amended (the “Securities Act”).

The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by the reference to the full text of the Commitment Letter, a copy of which is attached as Exhibit 10.8 to this Current Report on Form 8-K, and is incorporated herein by reference.

The Business Combination Agreement, Lock-Up Agreement, Amended and Restated Registration Rights Agreement, Subscription Agreement, CHW Founders Stock Letter, Stockholder Support Agreement and Commitment Letter (the “Included Agreements”) have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about CHW, Wag or their affiliates. The representations, warranties, covenants and agreements contained in each Included Agreement and the other documents related thereto were made only for purposes of such Included Agreement as of the specific dates therein, were solely for the benefit of the parties to such Included Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Included Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Included Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Included Agreements, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of common stock of CHW to the PIPE and Backstop Investors is incorporated herein by reference in this Item 3.02. The shares of common stock of CHW issuable to the PIPE and Backstop Investors in connection with the PIPE and Backstop Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On February 3, 2022, CHW and Wag issued a joint press release announcing the execution of the Business Combination Agreement and announcing that CHW and Wag will host a joint investor conference call to discuss the proposed transaction on February 3, 2022, at 7:30 a.m. ET. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. A script of the management remarks made during the investment conference call is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the investor presentation relating to the Business Combination is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Exhibits 99.1, 99.2 and 99.3 and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will they be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3.

Important Information for Shareholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

In connection with the Business Combination, CHW will file a Registration Statement on Form S-4 with the SEC, which will include a proxy statement for CHW and a prospectus for New Wag. CHW and Wag also plan to file other documents with the SEC regarding the Business Combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of CHW and Wag. SHAREHOLDERS OF CHW AND WAG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about CHW, Wag and New Wag once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

CHW and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CHW in connection with the Business Combination. Wag and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of CHW is set forth in CHW’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on September 2, 2021 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to CHW at 2 Manhattanville Road, Suite 403 Purchase, NY 10577 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. These statements are based on the beliefs and assumptions of the respective management teams of CHW and Wag. Although CHW and Wag believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither CHW nor Wag can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern CHW’s and Wag’s expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement/prospectus include statements about:

●	the anticipated benefits of the Business Combination;

●	the ability of CHW and Wag to complete the Business Combination, including satisfaction or waiver of the conditions to the Business Combination ]and the issuance of shares to eligible Pet Caregivers on our platform];

●	the anticipated costs associated with the proposed Business Combination;

●	Wag’s financial and business performance following the Business Combination, including financial projections and business metrics;

●	Wag’s ability to effectively return to growth and to effectively expand operations;

●	the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic;

●	the ability to obtain and/or maintain the listing of New Wag’s common stock and the warrants on Nasdaq, and the potential liquidity and trading of its securities;

●	the risk that the proposed Business Combination disrupts current plans and operations of Wag as a result of the announcement and consummation of the proposed Business Combination;

●	the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and retain its key employees;

●	changes in applicable laws or regulations;

●	Wag’s ability to raise financing in the future;

●	Wag’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with Wag’s business or in approving the Business Combination;

●	Wag’s ability to retain existing and acquire new Pet Parents and Pet Caregivers;

●	the strength of Wag’s network, effectiveness of its technology, and quality of the offerings provided through its platform;

●	the projected financial information, growth rate, strategies, and market opportunities for Wag;

●	Wag’s ability to successfully expand in its existing markets and into new domestic and international markets;

●	Wag’s ability to provide Pet Parents with access to high quality and well-priced offerings;

●	Wag’s ability, assessment of and strategies to compete with its competitors;

●	Wag’s assessment of its trust and safety record;

●	the success of Wag’s marketing strategies;

●	Wag’s ability to accurately and effectively use data and engage in predictive analytics;

●	Wag’s ability to attract and retain talent and the effectiveness of its compensation strategies and leadership;

●	general economic conditions and their impact on demand for the Wag platform;

●	Wag’s plans and ability to build out an international platform and generate revenue internationally;

●	Wag’s ability to maintain its licenses and operate in regulated industries;

●	Wag’s ability to prevent and guard against cybersecurity attacks;

●	Wag’s reliance on third party service providers for processing payments, web and mobile operating systems, software, background checks, and insurance policies;

●	seasonal sales fluctuations;

●	Wag’s future capital requirements and sources and uses of cash;

●	the outcome of any known and unknown litigation and regulatory proceedings, including the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CHW and Wag following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement;

●	Wag’s ability to maintain and protect its brand and its intellectual property; and

●	other factors detailed under the section entitled “Risk Factors” in the Registration Statement on Form S-4 filed in connection with the Business Combination.

The forward-looking statements contained herein are based on current expectations and beliefs concerning future developments and their potential effects on CHW and/or Wag. There can be no assurance that future developments affecting CHW and/or Wag will be those that CHW and/or Wag have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control or the control of Wag), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in the Registration Statement on Form S-4 filed in connection with the Business Combination. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the potential business or economic disruptions caused by current and future pandemics, such as the COVID-19 pandemic and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. CHW and Wag undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of February 2, 2022, by and among CHW Acquisition Corporation, CHW Merger Sub Inc. and Wag Labs, Inc.

10.1	Lock-Up Agreement by and among CHW Acquisition Corporation and each of the parties signatories thereto.

10.2	Form of Amended and Restated Registration Rights Agreement by and among Wag! Group Co., CHW Acquisition Sponsor LLC, and the other parties signatories thereto.

10.3	Subscription Agreement, dated February 2, 2022, by and between CHW Acquisition Corporation and Corbin ERISA Opportunity Fund, Ltd.

10.4	Subscription Agreement, dated February 2, 2022, by and between CHW Acquisition Corporation and Corbin Opportunity Fund, L.P.

10.5	Subscription Agreement, dated February 2, 2022, by and between CHW Acquisition Corporation and Pinehurst Partners, L.P.

10.6	Letter Agreement, dated February 2, 2022, among CHW Acquisition Sponsor LLC, Mark Grundman, Jonah Raskas, CHW Acquisition Corporation and Wag Labs, Inc.

10.7	Stockholder Support Agreement, dated as of February 2, 2022, by and among CHW Acquisition Corporation, Wag Labs, Inc. and the other parties signatories thereto.

10.8	Commitment Letter, dated February 2, 2022 between Blue Torch Capital LP and CHW Acquisition Corporation.

99.1	Press Release dated February 3, 2022.

99.2	Conference Call Script.

99.3	Investor Presentation.

104	Cover Page Interactive Data File (the Cover Page Interactive Data File is embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHW ACQUISITION CORPORATION

Date: February 3, 2022	By:	/s/ Jonah Raskas
Name: Jonah Raskas
Title: Co-Chief Executive Officer